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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendments No. __)*


                           I.C. ISAACS & COMPANY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                           (Title of Class Securities)


                                    464192103
                      ------------------------------------
                                 (CUSIP Number)


                                  Ian P. Ellis
                                    President
                                MicroCapital LLC
                          623 Fifth Avenue, Suite 2502
                               New York, NY 10022
                                 (212) 692-6338
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 5, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 pages

CUSIP No. 464192103

     1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MicroCapital LLC
        13-4103993
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) |_|
        (b) |_|
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Source of Funds    WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power
Beneficially        ------------------------------------------------------------
Owned by Each       8.  Shared Voting Power    991,778
Reporting Person    ------------------------------------------------------------
With:               9.  Sole Dispositive Power
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power    991,778

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person    991,778
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)    8.07%
--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)    IA
--------------------------------------------------------------------------------


                               Page 2 of 8 pages

CUSIP No. 464192103

     1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ian P. Ellis
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) |_|
        (b) |_|
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Source of Funds    WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization    United Kingdom
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power
Beneficially        ------------------------------------------------------------
Owned by Each       8.  Shared Voting Power    991,778
Reporting Person    ------------------------------------------------------------
With:               9.  Sole Dispositive Power
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power    991,778

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person    991,778
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)    8.07%
--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP No. 464192103

     1. Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        MicroCapital Fund LP
        52-2286453
--------------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) |_|
        (b) |_|
--------------------------------------------------------------------------------
     3.  SEC Use Only
--------------------------------------------------------------------------------
     4.  Source of Funds    WC
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization    Delaware
--------------------------------------------------------------------------------

Number of Shares    7.  Sole Voting Power
Beneficially        ------------------------------------------------------------
Owned by Each       8.  Shared Voting Power    699,073
Reporting Person    ------------------------------------------------------------
With:               9.  Sole Dispositive Power
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power    699,073

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person    699,073
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions) |_|
--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)    5.69%
--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions)    PN
--------------------------------------------------------------------------------


                               Page 4 of 8 pages

Item 1.     Security and Issuer

The class of equity securities to which this statement relates is common stock ("Common Stock"), par value $0.0001 of I.C. Isaacs & Company, Inc., a Delaware corporation ("Company"). The principal executive offices of the Company are located at 2 475 10th Avenue, 9th Floor, New York, NY 10018.

Item 2.     Identity and Background

            Name:  MicroCapital LLC ("Adviser")
            Place of Organization:  Delaware
            Principal Business:  Investment Adviser
            Address: 623 Fifth Avenue, Suite 2502, New York, NY 10022 Criminal Proceedings: None
            Applicable Civil, Judicial or Administrative Proceedings: None

            Name:  Ian P. Ellis
            Citizenship:  United Kingdom
            Address: 623 Fifth Avenue, Suite 2502, New York, NY 10022 Criminal Proceedings: None
            Applicable Civil, Judicial or Administrative Proceedings: None

            Name:  MicroCapital Fund LP
            Place of Organization:  Delaware
            Principal Business:  Investment
            Address: 623 Fifth Avenue, Suite 2502, New York, NY 10022 Criminal Proceedings: None
            Applicable Civil, Judicial or Administrative Proceedings: None

Ian P. Ellis is the President and controlling member of Adviser. Adviser serves as the general partner and investment adviser to MicroCapital Fund LP.

Item 3.     Source and Amount of Funds or Other Consideration

The aggregate amount of funds used by MicroCapital LLC to purchase 991,778 shares of Common Stock beneficially owned by it was approximately $3,344,421. Such amount was derived from working capital.

Item 4.     Purpose of Transaction

As of April 5, 2007, the Reporting Persons commenced the formulation of plans to seek maximization of the value of Common Stock of the Company. Such plans may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Subject to availability at prices deemed favorable and in accordance with applicable laws and regulations, the Reporting Persons may acquire shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may dispose of shares of Common Stock of the Company from time to time in the open market, in privately negotiated transactions or otherwise. Except as set forth above, the Reporting Persons has no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of item 4 of Schedule 13D.


                               Page 5 of 8 pages

Item 5.     Interest in Securities of the Issuer

(a) As of April 5, 2007, the Reporting Persons directly or indirectly beneficially owned 991,778 shares, or 8.07%, of Common Stock of the Company (the approximate percentage of the shares of Common Stock owned is based on 12,282,618 shares of Common Stock outstanding as reported by the Company in its Form 10-Q filed on April 2, 2007). MicroCapital Fund LP owns 699,073 shares or 5.69%.

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.

(c) A list of transactions during the past 60 days.

                         Amount Bought                              When and How
Party        Date        (Sold)               Price Per Share       Effected


(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Ian P. Ellis controls and manages the Adviser who makes voting and dispositive decisions for MicroCapital Fund LP.

Item 7.     Material to Be Filed as Exhibits

            Exhibit No.       Description
            -----------       ---------------------------------------------
            Exhibit           99.1 Letter from MicroCapital LLC the Board
                                   of Directors of Isaacs & Company, Inc.


                               Page 6 of 8 pages

                                    SIGNATURE

Date: April 5, 2007
                                            MICROCAPITAL LLC


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis, Managing Member

                                            IAN P. ELLIS


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis

                                            MICROCAPITAL FUND LP


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis, Managing Member,
                                            MicroCapital LLC, General Partner of
                                            MicroCapital Fund LP


                               Page 7 of 8 pages

                                    EXHIBIT A

                  Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

                                                     SIGNATURE

Date: April 5, 2007
                                            MICROCAPITAL LLC


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis, Managing Member


                                            IAN P. ELLIS


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis


                                            MICROCAPITAL FUND LP


                                            /s/ Ian P. Ellis
                                            ------------------------------------
                                            Ian P. Ellis, Managing Member,
                                            MicroCapital LLC, General Partner of
                                            MicroCapital Fund LP


                               Page 8 of 8 pages